Via Facsimile and U.S. Mail
Mail Stop 6010

July 12, 2007

Mr. Gary J. G. Atkinson
Chief Financial Officer
Lpath, Inc.
6335 Ferris Square, Suite A
San Diego, CA 92121

Re: **Lpath, Inc.**
                 Form 10-KSB for the Fiscal Year Ended December 31, 2006
                 Filed April 16, 2007
                 File No. 000-50344

Dear Mr. Atkinson:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief